

07007011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45259

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOWARD WEIL INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 POYDRAS STREET, SUITE 3500
(No. and Street)

NEW ORLEANS (City) LOUISIANA (State) 70163 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES M. JONES, III (504) 582-2841
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KUSHNER LAGRAIZE, LLC
(Name – *if individual, state last, first, middle name*)

3330 WEST ESPLANADE AVENUE, SUITE 100, METAIRIE, LOUISIANA 70002
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 07 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFERSON G. PARKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HOWARD WEIL INCORPORATED, as of MARCH 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE GUARINO
NOTARY PUBLIC NO. 039479
STATE OF LOUISIANA
PARISH OF ORLEANS
My Commission is for Life



Signature

CHIEF FINANCIAL OFFICER

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOWARD WEIL INCORPORATED

FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULES
REPORT ON INTERNAL CONTROL

Years Ended March 31, 2007 and 2006

HOWARD WEIL INCORPORATED

TABLE OF CONTENTS

March 31, 2007 and 2006

PAGE

Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA, CrFA*
WILSON A. LaGRAIZE, JR, CPA, CrFA
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
MARY ANNE GARCIA, CPA
*A Professional Accounting Corporation

Members
American Institute of CPA's
Society of Louisiana CPA's

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
Howard Weil Incorporated

We have audited the accompanying statements of financial condition of Howard Weil Incorporated, as of March 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity, cash flows, and changes in subordinated borrowings for the years ended March 31, 2007 and 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Howard Weil Incorporated, as of March 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules on pages 16-17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Metairie, Louisiana
May 23, 2007

SUITE 100 3330 WEST ESPLANADE AVENUE METAIRIE, LOUISIANA 70002 (504) 838-9991 FAX (504) 833-7971
info@kl-cpa.com • www.kl-cpa.com

HOWARD WEIL INCORPORATED

STATEMENTS OF FINANCIAL CONDITION

March 31, 2007 and 2006

ASSETS

	March 31, 2007	March 31, 2006
Cash and cash equivalents	$ 7,203,290	$ 8,453,571
Deposit with clearing organization	104,925	100,595
Commissions receivable	2,264,699	1,585,713
Accounts receivable - investment banking	275,000	19,350
Accounts receivable - related party	120,678	120,678
Equipment and leasehold improvements, net	58,743	76,068
Prepaid expenses and other assets	171,201	135,904
Secured demand notes receivable	2,415,436	2,130,871
TOTAL ASSETS	$12,613,972	$12,622,750

LIABILITIES AND STOCKHOLDER'S EQUITY

	March 31, 2007	March 31, 2006
Accounts payable	$ 256,224	$ 372,594
Accrued compensation	3,396,489	4,105,278
Accrued expenses	935,813	216,586
Accrued interest payable-members	26,550	26,550
Dividend payable	385,523	337,678
	5,000,599	5,058,686
SUBORDINATED BORROWINGS	2,700,000	2,700,000
COMMITMENTS		
STOCKHOLDER'S EQUITY		
Common stock, no par value, authorized 5,000 shares; issued and outstanding 100 shares	200,000	200,000
Additional paid-in capital	3,022,963	3,022,963
Retained earnings	1,690,410	1,641,101
TOTAL STOCKHOLDER'S EQUITY	4,913,373	4,864,064
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 12,613,972	$12,622,750

See Notes to Financial Statements.

HOWARD WEIL INCORPORATED

STATEMENTS OF INCOME

For the Years Ended March 31, 2007 and 2006

	2007	2006
REVENUES		
Commissions	$24,819,249	$24,180,492
Investment banking	5,363,647	4,364,674
Investment fees	-	20,482
Interest income, net of interest expense of $210,344 and $195,260	68,525	380,880
Other	15,264	35,911
TOTAL REVENUES	30,266,685	28,982,439
EXPENSES		
Compensation and benefits	19,484,586	17,999,049
Communications and technology	815,817	1,366,413
Occupancy	400,449	409,824
Depreciation	30,003	46,331
Floor brokerage and clearing fees	1,903,521	1,957,908
Other	1,915,315	1,511,416
TOTAL EXPENSES	24,549,691	23,290,941
INCOME BEFORE INCOME TAX EXPENSE	5,716,994	5,691,498
PROVISION FOR INCOME TAXES	-	1,433,071
NET INCOME	$ 5,716,994	$ 4,258,427

See Notes to Financial Statements.

HOWARD WEIL INCORPORATED

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended March 31, 2007 and 2006

	Common Stock Voting No Par	Paid-In Capital	Retained Earnings	Stockholder's Equity
Balance at March 31, 2005	$ 200,000	$ 3,022,963	$ 3,534,806	$ 6,757,769
Dividends paid -Legg Mason, Inc. (The former parent company)	-	-	(5,571,187)	(5,571,187)
Dividends paid - Poydras Capital, L.L.C.	-	-	(580,945)	(580,945)
Net income	-	-	4.258,427	4,258,427
Balance at March 31, 2006	$ 200,000	$ 3,022,963	$ 1,641,101	$ 4,864,064
Dividends paid - Poydras Capital, L.L.C.	-	-	(5,667,685)	(5,667,685)
Net income	-	-	5,716,994	5,716,994
Balance at March 31, 2007	$ 200,000	$ 3,022,963	$ 1,690,410	$ 4,913,373

See Notes to Financial Statements.

HOWARD WEIL INCORPORATED

STATEMENTS OF CASH FLOWS

For the Years Ended March 31, 2007 and 2006

	2007	2006
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Net income	$ 5,716,994	$ 4,258,427
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	30,003	46,331
Deferred income taxes	-	118,827
Net changes in operating assets and liabilities		
Cash segregated for regulatory purposes	-	42,459
Commissions receivable	(678,986)	729,155
Prepaid expenses and other assets	(35,296)	98,811
Accounts receivable	(255,651)	(140,028)
Accounts payable	(116,369)	372,594
Accrued compensation	(708,789)	1,150,297
Payable to Former Parent Company	-	(994,056)
Interest payable	-	26,550
Dividend payable	47,846	337,678
Accrued expenses	719,225	7,347
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,718,977	6,054,392
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES		
Purchase of equipment and leasehold improvements	(12,678)	(34,032)
NET CASH USED IN INVESTING ACTIVITIES	(12,678)	(34,032)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES		
Secured demand notes	(284,565)	(2,130,871)
Subordinated borrowings	-	2,700,000
Dividends paid	(5,667,685)	(6,152,132)
NET CASH USED IN FINANCING ACTIVITIES	(5,952,250)	(5,583,003)

See Notes to Financial Statements.

HOWARD WEIL INCORPORATED

STATEMENTS OF CASH FLOWS -Continued
For the Years Ended March 31, 2007 and 2006

	2007	2006
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,245,951)	437,357
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,554,166	8,116,809
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 7,308,215	$ 8,554,166
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid during the year	$ 210,344	$ 168,710
Income taxes paid during the year	$ -	$ 1,280,518

HOWARD WEIL INCORPORATED

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

For the Years Ended March 31, 2007 and 2006

Subordinated borrowings at March 31, 2005	$ 0
Increases:	
Secured demand note collateral agreements	2,130,871
Issuance of subordinated loans	6,669,129
Decreases:	
Payment of subordinated loans	(6,100,000)
Subordinated borrowings at March 31, 2006	2,700,000
Increases:	
Secured demand note collateral agreements	284,564
Decreases:	
Payment of subordinated loans	(284,564)
Subordinated borrowings at March 31, 2007	$ 2,700,000

See Notes to Financial Statements.

HOWARD WEIL INCORPORATED

NOTES TO FINANCIAL STATEMENTS
For the Years Ended March 31, 2007 and 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Howard Weil Incorporated, a Maryland corporation, (the "Company") is a registered securities broker-dealer operating from offices in New Orleans, Louisiana and Houston, Texas. The Company was a wholly-owned subsidiary of Legg Mason, Inc. (the Former Parent Company) until December 1, 2005, when 100% of the common stock of the Company was purchased by certain members of Company management organized as Poydras Capital, L.L.C. (see Note 2). The Company provides securities brokerage, equity research and investment banking services, with an emphasis on all sectors in the energy industry.

Use of Estimates

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates and the differences could have a material impact on the financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less, when purchased, to be cash equivalents. There were cash equivalents of $3,171,764 and $0 at March 31, 2007 and 2006, respectively.

Deposit with Clearing Organization

A security deposit in the amount of $100,000 is required by the Company's third party broker/dealer, which acts as its clearing broker. This deposit is recorded at cost plus interest earned to date of $104,925 and $100,595 at March 31, 2007 and 2006, respectively.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at fair value or at amounts, which, because of their short-term nature, approximate current fair value.

Securities Transactions

Commission revenues and related expenses for transactions with customers are recorded on a trade date basis.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Banking

Underwriting revenues and fees from advisory assignments are recorded when the underlying transaction is substantially completed under the terms of the engagement. Expenses related to security offerings in which the Company acts as principal or agent are deferred until the related revenue is recognized. Expense reimbursements related to advisory activities are recorded as a reduction of related expenses.

Depreciation and Amortization

Equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization of $449,022 and $419,019 at March 31, 2007 and 2006, respectively. Depreciation and amortization are determined by use of the straight-line method. Equipment is depreciated over the estimated useful life of the asset, which ranges from three to eight years. Leasehold improvements are amortized using the straight-line method over the remaining life of the lease. Maintenance and repair costs are expensed as incurred. Depreciation and amortization expense was $30,003 and $46,331 for the years ended March 31, 2007 and 2006, respectively.

Stock-Based Compensation

During the year ended March 31, 2006, certain Company employees participated in the Former Parent Company's stock-based compensation plans including stock options, employee stock purchase, and deferred compensation plans. All participation in such plans by Company employees ceased on December 1, 2005 in conjunction with the sale of 100% of the Company's stock (see Note 2).

In the prior fiscal year, the Company adopted the fair value method of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," prospectively for all stock options granted and stock purchase plan transactions after April 1, 2003, using the Black-Scholes option pricing model. Under the prospective method allowed under SFAS No. 148, compensation expense and a corresponding liability to the Former Parent Company were recognized based on the fair value of stock options granted after April 1, 2003 over the applicable vesting period. Stock-based compensation expense recognized during the year ended March 31, 2006 was $103,872. All intercompany liabilities with the Former Parent Company regarding stock based compensation were settled in connection with the stock purchase agreement (see Note 2) on December 1, 2005.

NOTE 2 - STOCK PURCHASE/COMMITMENTS

On December 1, 2005, all of the Company's issued and outstanding stock was purchased by a group led by Company management and organized as Poydras Capital, L.L.C. (a Delaware Limited Liability Company). Citigroup, Inc. was the seller pursuant to their purchase of the stock from Legg Mason, Inc. (the Former Parent Company) on the same day. The purchase price included a substantial cash payment at closing and includes additional contingent payments, as defined, to be made based on rates ranging from 0% - 10% of gross revenues earned by the Company during calendar years 2006 through 2010. Certain provisions of the stock purchase agreement required Poydras Capital, L.L.C. to fund an escrow account with monthly deposits ranging from 6% to 10% of monthly earn-out revenues, as defined, of the Company beginning January, 2006 and continuing through December, 2010. The Company intends to pay monthly dividends to Poydras Capital, L.L.C. to fund the required deposits into the escrow agreement. As of March 31, 2007 and 2006, the Company had declared $2,438,496 and $580,945 of dividends, respectively, to Poydras Capital, L.L.C. with regard to funding the escrow account for the periods April 1, 2006 through March 31, 2007 and January 1, 2006 through March 31, 2006.

NOTE 3 - RELATED PARTY TRANSACTIONS

At March 31, 2007 and 2006, the Company had a balance of $120,678 due from its current parent, Poydras Capital, L.L.C. classified as accounts receivable - related party regarding payments made by the Company for professional fees associated with the stock purchase.

Included in interest expense for the years ended March 31, 2007 and March 31, 2006, respectively, is $164,250 and $26,550 paid to members of the stockholder with regard to the Company's subordinated borrowings. The accrued interest payable-members balance of $26,550 at March 31, 2007 and 2006 is also related to these subordinated borrowings.

Legg Mason Wood Walker, Inc. ("LMWW"), a subsidiary of the Former Parent Company, and a registered broker-dealer, provided clearing and execution services to the Company pursuant to a Clearing Agreement between the parties which ended January 31, 2006. For the year ended March 31, 2006, the Company was charged $965,520 for such services. The Company subsequently entered into a clearing agreement with a third party broker for clearing and execution services.

LMWW also provided the Company with certain support services, including executive, legal, compliance, financial processing and reporting, regulatory reporting, tax, human resources and information technology and also acted as the disbursing agent for the Company in the payment of compensation costs and vendor invoices pursuant to an Administrative Services Agreement which was terminated January 31, 2006. During the year ended March 31, 2006, the Company was charged $250,000 for such services.

NOTE 4 - SUBORDINATED BORROWINGS

A subordinated agreement is a contract between a broker/dealer (the borrower) and an investor (the lender) pursuant to which the lender lends money and/or securities to the broker/dealer. The proceeds of this loan can be used by the broker/dealer almost entirely without restriction. The lender agrees that if the broker/dealer does not meet its contractual obligations, his/her claim against the broker/dealer will be subordinate to the claims of other parties, including claims for unpaid wages. Subordination agreements add to the firm's capital and thus strengthen its financial condition.

Subordinated Loans - the firm entered into several subordinated loan agreements with certain members of its stockholder. The subordinated loans outstanding at March 31, 2007 ($284,564) bear interest at 6% and are due on January 31, 2009. The subordinated loans outstanding at March 31, 2006 ($569,128) bear interest at 6% and were/are due on January 31, 2007 ($284,564) and January 31, 2009 ($284,564).

Secured Demand Notes (SDN) - a secured demand note is a promissory note in which the lender agrees to give cash to the broker/dealer on demand during the term of the SDN. This promissory note must be backed by collateral, generally the lender's securities. The lender retains his/her status as beneficial owner of the collateral, but the securities must be in the possession of the broker/dealer and registered in its name. As securities can fluctuate in value, the lender must maintain adequate collateral, so that when discounted according to a formula set forth by regulation, the value of the securities will be equal to or greater than the amount of the SDN. At March 31, 2007 and 2006, the amount of secured demand notes outstanding and the collateral values were as follows:

	Balance at 03/31/07	Market Value of Collateral at 03/31/07
Secured demand notes-maturing January 31, 2008	$1,065,436	$1,301,586
Secured demand notes-maturing February 12, 2008	284,564	290,268
Secured demand notes-maturing January 31, 2009	1,350,000	1,567,963
	$2,700,000	$ 3,159,187

	Balance at 03/31/06	Market Value of Collateral at 03/31/06
Secured demand notes-maturing January 31, 2007	$1,350,000	$1,577,294
Secured demand notes-maturing January 31, 2009	1,350,000	1,525,969
	$2,700,000	$3,103,263

The secured demand note collateral agreements and subordinated loan agreements for equity capital have been approved by the National Association of Securities Dealers and are available in computing net capital under the Securities and Exchange Commissions Uniform Net Capital Rule. To the extent

that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5 - OFF BALANCE SHEET RISK

The Company had amounts on deposit in banks at March 31, 2007 and 2006 of $7,469,324 and $8,148,710, respectively, which exceeded the $100,000 federally insured limits by $6,969,324 and $7,848,710, respectively.

NOTE 6 - LEASES

The Company leases office space in New Orleans and Houston under operating leases. Rent expense associated with these leases was $374,414 and $372,034 for the years ended March 31, 2007 and 2006, respectively. The Company's future minimum lease commitments under these operating leases as of March 31, 2007 are as follows:

Year Ending March 31,	Amount
2008	$ 346,715
2009	367,723
2010	369,633
2011	314,443
2012	275,022
Thereafter	756,310
	$2,429,846

NOTE 7 - INCOME TAXES

Effective December 1, 2005, the Company elected to be a qualified Subchapter "S" subsidiary of its new parent, Poydras Capital, L.L.C., (see Note 2) which had previously elected to be taxed as an "S" corporation. Under these provisions, the Company does not pay federal and state income taxes on its taxable income. Instead, the members of Poydras Capital, L.L.C. are liable for federal and state income taxes on their respective shares of the Company's taxable income.

For the period April 1, 2005 through November 30, 2005, the Company was included in the consolidated federal income tax return of the Former Parent Company and was taxed as a "C" corporation for income tax purposes. The Former Parent Company also filed separate state income tax returns for the Company for this period. For the tax year ended March 31, 2006, the provision for income taxes was determined as if the Company filed separate tax returns, and the Company's allocable share of federal income taxes and its separate state income taxes for this period are recorded as a provision for income taxes. All income taxes due were settled with the Former Parent Company prior to the stock sale (see Note 2).

NOTE 7 - INCOME TAXES - Continued

The provision for income taxes consists of:

	2006
Federal	$ 1,147,883
State	285,188
	$ 1,433,071
Current	$ 1,314,244
Deferred	118,827
	$ 1,433,071

In years prior to 2006, deferred income taxes were recorded to recognize the expected future obligation or benefit of temporary differences between the tax basis and financial reporting basis of assets and liabilities based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to effect taxable income. At March 31, 2007 and 2006, the Company had no deferred tax assets or liabilities.

The Company's effective income tax rate for 2006 differs from the statutory federal tax rate primarily as a result of state income tax and non-deductible expenses, and to the Company's "S" corporation tax status for the period December 1, 2005 through March 31, 2006 as discussed above.

NOTE 8 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined.

Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital, as defined, would fall below specified levels. At March 31, 2007 and 2006, the Company had net capital, as defined, of $7,195,778 and $7,200,605, respectively, which exceeded required net capital by $6,862,405 and $6,863,360, respectively.

The Company is exempt from the requirements of the SEC's Customer Protection Rule ("Rule 15c3-3") pursuant to Section (k)(2)(ii) of Rule 15c3-3 since the Company cleared all transactions with and for customers on a fully disclosed basis with LMWW through January 31, 2006 and with a third party broker thereafter.

NOTE 9 - EMPLOYEE BENEFIT PLANS

The Company's employees were covered by certain defined contribution plans sponsored by the Former Parent Company through December 31, 2005. Expenses under these plans totaled $339,781 for 2006.

Effective January 10, 2006, the Company began offering a new defined contribution 401(k) profit-sharing plan. The plan covers substantially all employees who are at least 21 years of age. Participant contributions are based on compensation and the employer matches 50% of employee contributions up to a maximum of $3,000. The Company recognized $656,733 and $41,049 of expenses in the years ended March 31, 2007 and 2006, respectively, with regard to this plan.

NOTE 10 - REVOLVING SUBORDINATED LOAN AGREEMENT

On September 21, 2006, the Company executed a revolving subordinated loan agreement with a bank which allows for borrowings of up to $8,000,000. The agreement expires on September 21, 2007 and borrowings are unsecured and will accrue interest at LIBOR plus 200 basis points. The agreement is structured so that borrowings may qualify for additional regulatory capital when necessary for Company operating purposes. There were no borrowings under this agreement at March 31, 2007.

SUPPLEMENTAL SCHEDULES

HOWARD WEIL INCORPORATED

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of March 31, 2007

Total capital and allowable subordinated liabilities		$ 7,613,372
Deductions and/or charges:		
Non-allowable assets:		
Equipment and leasehold improvements		58,743
Prepaid expenses and other assets, accounts receivable - related party		292,108
Other deductions and/or charges		38,000
Total Non-Allowable Assets		(388,851)
Net capital before haircuts on securities positions		7,224,521
Haircuts on security positions		(28,743)
NET CAPITAL		$ 7,195,778
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS:		
Total aggregate indebtedness	$5,000,601	
Net capital required (6 2/3% of aggregate indebtedness)	333,373	
Statutory minimum net capital requirement	100,000	
Net capital requirement (greater of computed or statutory amount)		$ 333,373
Excess net capital		6,862,405
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 6,695,718
Percentage of aggregate indebtedness to net capital		69%

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by Howard Weil Incorporated and included in the Company's unaudited Part II FOCUS filing, as amended, as of the same date.

HOWARD WEIL INCORPORATED

COMPUTATION OF DETERMINATION FOR RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of March 31, 2007

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

OTHER INFORMATION

Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA, CrFA*
WILSON A. LaGRAIZE, JR, CPA, CrFA
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
MARY ANNE GARCIA, CPA
*A Professional Accounting Corporation

Members
American Institute of CPA's
Society of Louisiana CPA's

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Howard Weil Incorporated:

In planning and performing our audit of the financial statements and supplemental schedules of Howard Weil Incorporated (the "Company") for the year ended March 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Determining compliance with the exemptive provisions of Rule 15c3-3; and

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to

assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Incorporated, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Metairie, Louisiana
May 23, 2007

END